FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The press release on completion of equity transfer in Qinbei Power Plant and capital increase in Sichuan Hydropower of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on January 9, 2006.

To: Business Editor

[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.

Announces Completion of Equity Transfer in Qinbei Power Plant and

Capital Increase in Sichuan Hydropower

(Beijing, China, January 9, 2007) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] announces that the transactions as contemplated by the Transfer Agreement and the Capital Increase Agreement signed on September 28, 2006 by China Huaneng Group (“Huaneng Group”) and the Company have obtained the approval by the relevant governmental authorities on December 27, 2006. The Company has paid all the consideration to Huaneng Group for the acquisition of Henan Huaneng Qinbei Power Limited Company (“Qinbei Power Plant”) Interest in accordance with the Transfer Agreement, while Huaneng Group has paid all increased capital to Huaneng Sichuan Hydropower Company Limited (“Sichuan Hydropower”) in accordance with the Capital Increase Agreement. Upon completion of the transactions pursuant to the Transfer Agreement and the Capital Increase Agreement, the Company held 60% and 49% of the equity interest in Qinbei Power Plant and Sichuan Hydropower, respectively.

Upon completion of the acquisition of the Qinbei Power Plant Interest, the Company’s operating installed generation capacity on an equity basis increased by approximately 60MW. On the other hand, as a result of the completion of the Capital Increase in Sichuan Hydropower which was solely made by Huaneng Group, the operating installed generation capacity of the Company on an equity basis was reduced by approximately 115MW. Accordingly, the Company’s total operating installed generation capacity on an equity basis changed from 27,977MW to 27,922MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 27,922MW on an equity basis. The Company wholly owns seventeen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. Currently, it is the largest listed power producer in China.

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For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin                                                           Ms. Sally Wong / Ms. Jane Kun

Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel:	(852) 2520 2201
Fax: (8610) 6649 1860		Fax:(852) 2520 2241

Email: ir@hpi.com.cn

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	January 10, 2006

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